                                                                  EXHIBIT 20.2

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
-------------------------------------------

Report of Independent Accountants
to the Shareholders and Board of Directors, Pharmacia & Upjohn, Inc.


In our opinion, the consolidated balance sheets and the related consolidated statements of earnings, shareholders' equity, and cash flows present fairly, in all material respects, the financial position of Pharmacia & Upjohn, Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of Pharmacia & Upjohn, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP


Florham Park, New Jersey
February 7, 2000



                       CONSOLIDATED STATEMENTS OF EARNINGS
                    PHARMACIA & UPJOHN, INC. AND SUBSIDIARIES

FOR THE YEARS ENDED DECEMBER 31                       1999              1998             1997
-------------------------------                       ----              ----             ----
Dollar amounts in millions, except per-share data
Net sales                                              $ 7,253       $ 6,758           $ 6,586
Cost of products sold                                    1,893         2,031             2,047
Research and development                                 1,434         1,234             1,246
Selling, general and administrative                      2,800         2,552             2,642
Merger and restructuring charges                            70            92               316
Interest income                                            (80)          (92)             (113)
Interest expense                                            63            26                33
All other, net                                             (74)          (62)              (20)
                                                       -------       -------           -------
Earnings before income taxes                             1,147           977               435
Provision for income taxes                                 344           346               177
                                                       -------       -------           -------
NET EARNINGS                                           $   803       $   631           $   258
                                                       =======       =======           =======
EARNINGS PER COMMON SHARE:
   Basic                                               $  1.53       $  1.20           $   .48
   Diluted                                             $  1.49       $  1.17           $   .48



The accompanying notes are an integral part of the consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS

                    PHARMACIA & UPJOHN, INC. AND SUBSIDIARIES

DECEMBER 31                                                                      1999              1998
-----------                                                                      ----              ----
Dollar amounts in millions
CURRENT ASSETS:
Cash and cash equivalents                                                       $ 1,316          $   881
Short-term investments                                                               98              375
Trade accounts receivable, less allowance of $104(1998: $103)                     1,513            1,417
Inventories                                                                       1,177            1,032
Deferred income taxes                                                               436              378
Other                                                                               393              469
                                                                                -------          -------

TOTAL CURRENT ASSETS                                                              4,933            4,552
Long-term investments                                                               420              454
Properties, net                                                                   3,284            3,234
Goodwill and other intangible assets, net                                         1,127            1,238
Other noncurrent assets                                                             934              865
                                                                                -------          -------
TOTAL ASSETS                                                                    $10,698          $10,343
                                                                                =======          =======

CURRENT LIABILITIES:
Short-term debt                                                                 $ 1,212          $   332
Accounts payable                                                                    398              511
Compensation and compensated absences                                               284              268
Dividends payable                                                                   146              141
Income taxes payable                                                                324              389
Other                                                                             1,076            1,234
                                                                                -------          -------
TOTAL CURRENT LIABILITIES                                                         3,440            2,875
                                                                                -------          -------
Long-term debt                                                                      142              295
Guarantee of ESOP debt                                                              190              218
Postretirement benefit cost                                                         320              344
Deferred income taxes                                                               246              238
Other noncurrent liabilities                                                        775              777
                                                                                -------          -------
TOTAL LIABILITIES                                                                 5,113            4,747
                                                                                =======          =======
SHAREHOLDERS' EQUITY:
Preferred stock, one cent par value; authorized 100,000,000 shares, issued
  Series A convertible 6,692 shares at stated
  value (1998: 6,863 shares)                                                        270              277
Common stock, one cent par value; authorized 1,500,000,000
  shares, issued 519,708,701 shares(1998: 518,797,031 shares)                         5                5
Capital in excess of par value                                                    1,519            1,531
Retained earnings                                                                 5,569            5,334
ESOP-related accounts                                                              (248)            (254)
Treasury stock                                                                       (2)             (35)
Accumulated other comprehensive income:
   Currency translation adjustments                                              (1,513)          (1,246)
   Unrealized investment gains, net                                                  21                5
   Minimum pension liability adjustment                                             (36)             (21)
                                                                                -------          -------
TOTAL SHAREHOLDERS' EQUITY                                                        5,585            5,596
                                                                                -------          -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                      $10,698          $10,343
                                                                                =======          =======

The accompanying notes are an integral part of the consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                    PHARMACIA & UPJOHN, INC. AND SUBSIDIARIES

FOR THE YEARS ENDED DECEMBER 31                       1999              1998              1997
-------------------------------                       ----              ----              ----
Dollar amounts in millions
PREFERRED STOCK:
Balance at beginning of year                         $  277            $  282           $  287
Redemptions and conversions                              (7)               (5)              (5)
                                                     ------            ------           ------
Balance at end of year                                  270               277              282
                                                     ------            ------           ------
COMMON STOCK:
Balance at end of year                                    5                 5                5
                                                     ------            ------           ------

CAPITAL IN EXCESS OF PAR VALUE:
Balance at beginning of year                          1,531             1,579            1,563
Stock option, incentive and dividend
 reinvestment plan                                      (13)              (56)             (20)
Offering to the public, net of issuance
 costs of $2                                             --                --               30
Retirements, conversions and other                        1                 8                6
                                                     ------            ------           ------

Balance at end of year                                1,519             1,531            1,579
                                                     ------            ------           ------

RETAINED EARNINGS:
Balance at beginning of year                          5,334             5,265            5,569

Net earnings                                            803               631              258
Dividends declared                                     (555)             (549)            (549)
Dividends on preferred stock (net of tax)               (13)              (13)             (13)
                                                     ------            ------           ------

Balance at end of year                                5,569             5,334            5,265
                                                     ------            ------           ------

ESOP-RELATED ACCOUNTS:
Balance at beginning of year                           (254)             (260)            (266)
Third-party debt repayment                               22                16               11
ESOP expense exceeding cash contributed                  (6)               (2)               5
Additional loan                                          (6)               (5)              (7)
Rollover of interest on ESOP note receivable             (4)               (3)              (3)
                                                     ------            ------           ------

Balance at end of year                                 (248)             (254)            (260)
                                                     ------            ------           ------

TREASURY STOCK:
Balance at beginning of year                            (35)              (48)              (8)
Stock options and incentive plans                       156               130               54
Purchases of treasury stock                            (170)             (117)             (94)
Sales of treasury stock                                  47                --               --
                                                     ------            ------           ------

Balance at end of year                                   (2)              (35)             (48)
                                                     ------            ------           ------

ACCUMULATED OTHER COMPREHENSIVE INCOME:
Balance at beginning of year                         (1,262)           (1,245)            (837)
Other comprehensive loss                               (266)              (17)            (408)
                                                     ------            ------           ------

Balance at end of year                               (1,528)           (1,262)          (1,245)
                                                     ------            ------           ------

TOTAL SHAREHOLDERS' EQUITY                           $5,585            $5,596           $5,578
                                                     ======            ======           ======

COMPREHENSIVE INCOME (NET OF TAX):
Currency translation adjustments                     $ (267)           $   52           $ (443)
Unrealized investment gains (losses)                     16               (48)              35
Minimum pension liability adjustments                   (15)              (21)              --
                                                     -------           ------           ------

Other comprehensive loss                               (266)              (17)            (408)
Net earnings                                            803               631              258
                                                     ------            ------           ------

TOTAL COMPREHENSIVE INCOME (LOSS)                    $  537            $  614           $ (150)
                                                     ======            ======           ======


The accompanying notes are an integral part of the consolidated financial statements


                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                    PHARMACIA & UPJOHN, INC. AND SUBSIDIARIES

FOR THE YEARS ENDED DECEMBER 31,                       1999              1998              1997
--------------------------------                       ----              ----              ----
Dollar amounts in millions
CASH FLOWS FROM OPERATIONS:
Net earnings                                         $  803            $  631           $  258
Adjustments to net earnings:
  Depreciation                                          316               321              327
  Amortization of intangibles                           105               112              116
  Loss on sale of nutrition                              --                52               --
  Net (gains) losses on sales
   of noncurrent assets                                  (8)               20              (35)
  Write-downs of investments, properties
   and intangibles                                        9                 9               43
  Deferred income taxes                                (102)             (153)            (254)
  Net (earnings) loss from equity investments           (23)              (57)              68
  Other                                                  (3)              (37)             201
Changes in:
  Accounts receivable (net)                            (158)              (65)             196
  Inventories                                          (185)              (91)            (127)

  Accounts payable                                      (89)               69               33
  Income taxes payable                                  (54)              (16)             107
  Other current and noncurrent assets
   and liabilities                                       31               108              262
                                                     ------            ------           ------
NET CASH PROVIDED BY OPERATIONS                         642               903            1,195
                                                     ------            ------           ------
CASH FLOWS (REQUIRED) PROVIDED BY INVESTMENT
 ACTIVITIES:
Additions of properties                                (589)             (650)            (580)
Proceeds from sales of properties                        31                37               70
Proceeds from sale of nutrition                         125               332               --
Purchases of investments                               (182)             (691)          (1,034)
Proceeds from sales of investments                      510               983            1,155
Other                                                  (145)               (3)             (48)
                                                     ------            ------           ------
NET CASH (REQUIRED) PROVIDED BY
 INVESTMENT ACTIVITIES                                 (250)                8             (437)
                                                     ------            ------           ------
CASH FLOWS PROVIDED (REQUIRED) BY FINANCING
 ACTIVITIES:

Proceeds from issuance of debt                          111                60               58
Repayment of debt and ESOP guaranteed loan             (146)             (243)             (72)
Net increase (decrease) in debt with
 initial maturity of 90 days or less                    723                (3)              26
Dividend payments                                      (564)             (566)            (567)
Purchases of treasury stock                            (170)             (117)             (94)
Proceeds from stock options exercises                    77                80               18
Proceeds from issuance of common stock, net              --                 4               31
Proceeds from issuance of treasury stock                 47                --               --
Other                                                     9                 3                1
                                                     ------            ------           ------
NET CASH PROVIDED (REQUIRED) BY
 FINANCING ACTIVITIES                                    87              (782)            (599)
                                                     ------            ------           ------
Effect of exchange rate changes on cash                 (44)              (47)             (26)
                                                     ------            ------           ------

Net change in cash and cash equivalents                 435                82              133
Cash and cash equivalents, beginning of year            881               799              666
                                                     ------            ------           ------

Cash and cash equivalents, end of year               $1,316            $  881           $  799
                                                     ======            ======           ======

Cash paid during the year for:

 Interest (net of amounts capitalized)                   58            $   22           $   30
 Income taxes                                           410            $  398           $  281
Noncash investing activity:
 Assets disposed of in exchange
  for equity securities                              $   --            $   54           $   --
                                                     ------            ------           ------


The accompanying notes are an integral part of the consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER-SHARE DATA.)

1 POLICIES AND OTHER

BASIS OF PRESENTATION

The consolidated financial statements are presented on the basis of accounting principles that are generally accepted in the United States (U.S.). All professional accounting standards that are effective as of December 31, 1999 have been taken into consideration in preparing the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported earnings, financial position and various disclosures. Actual results could differ from those estimates.

On August 31, 1999, Pharmacia & Upjohn, Inc. (P&U or the company) completed a merger with SUGEN, Inc. (Sugen). The merger was accounted for as a pooling of interests. Accordingly, all prior-period consolidated financial statements presented have been restated to include the combined results of operations, financial position, and cash flows of both companies as if Sugen had always been a part of P&U.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the company and all majority-owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation. Investments in affiliates which are not majority owned are reported using the equity method and are recorded in other noncurrent assets. Gains and losses resulting from the issuance of subsidiaries' stock are recognized in consolidated earnings.

CURRENCY TRANSLATION

The results of operations for non-U.S. subsidiaries, other than those located in highly inflationary countries, are translated into U.S. dollars using the average exchange rates during the year, while assets and liabilities are translated using period-end rates. Resulting translation adjustments are recorded as currency translation adjustments in shareholders' equity. For subsidiaries in highly inflationary countries, currency gains and losses resulting from translation and transactions are determined using a combination of current and historical rates and are reported directly in the consolidated statements of earnings.

REVENUE RECOGNITION

Revenues are recognized when title to products is transferred and goods are shipped to customers. Where right of return exists, revenues are reduced at the time of sale to reflect expected returns that are estimated based on historical experience.

CASH EQUIVALENTS

The company considers all highly liquid debt instruments with an original maturity of 91 days or less to be cash equivalents.

INVESTMENTS

The company has investments in debt securities that are classified in the consolidated balance sheet as short-term (restricted bank deposits and securities that mature in more than 91 days but not more than one year and securities with maturities beyond one year which management intends to sell within one year) or long-term (maturities beyond one year). The company also has investments in equity securities, all of which are classified as long-term investments.

Investments are further categorized as being available-for-sale or expected to be held-to-maturity. Investments categorized as available-for-sale are marked to market based on quoted market values of the securities, with the resulting adjustments, net of deferred taxes, reported as a component of other comprehensive income in shareholder's equity until realized (see Note 2). Investments categorized as held-to-maturity are carried at amortized cost, without recognition of gains or losses that are deemed to be temporary, because the company has both the intent and the ability to hold these investments until they mature.

INVENTORIES

Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for substantially all U.S. inventories and the first-in, first-out (FIFO) method for substantially all non-U.S. inventories.

PROPERTIES

Property, plant and equipment are recorded at acquisition cost. Depreciation is computed principally on the straight-line method for financial reporting purposes, while accelerated methods are used for income tax purposes where permitted. Maintenance and repair costs are charged to earnings as incurred including repair costs associated with the year 2000 date recognition problem. Costs of renewals and improvements are capitalized. Upon retirement or other disposition of property, any gain or loss is included in earnings.

Purchased computer software is capitalized and amortized over the software's useful life. Effective in 1998, internally-developed software is also capitalized and amortized over its useful life with the adoption of the American Institute of Certified Public Accountants' (AICPA) Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Prior to adoption, the company expensed these costs as incurred. The effect of initially applying the provisions of SOP 98-1 was not material to the consolidated financial statements.

GOODWILL AND OTHER INTANGIBLES

Goodwill represents the excess of the purchase cost over the fair value of net assets acquired in a business or product acquisition and is presented net of accumulated amortization. Amortization of goodwill is recorded on a straight-line basis over periods ranging primarily from 5 to 20 years. The company assesses the recoverability of goodwill when events or changes in circumstances indicate that the carrying amount may be impaired. If an impairment indicator exists, an estimate of future cash flows is developed and compared to the carrying amount of the goodwill. If the expected undiscounted cash flows are less than the carrying amount of the goodwill, an impairment loss is recognized for the difference between the carrying amount of the goodwill and discounted cash flows.

Rights acquired under patent are reported at acquisition cost. Amortization is calculated on a straight-line basis over the remaining legal lives of the patents. Other intangible assets are amortized over the useful lives of those assets.

PRODUCT LIABILITY

The company is self-insured for product liability exposures up to reasonable risk retention levels where excess coverages have been obtained. Liability calculations take into account such factors as specific claim amounts, past experience with such claims, number of claims reported and estimates of claims incurred but not yet reported. In addition to this base level of reserves, individually significant contingent losses are accrued for in compliance with applicable guidance. Product liability accruals are not reduced for expected insurance recoveries.

INCOME TAXES

The company applies an asset and liability approach to accounting for income taxes. Deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. The company records deferred income taxes on subsidiaries' earnings that are not considered to be permanently invested in those subsidiaries.

CURRENCY EXCHANGE CONTRACTS

Forward currency exchange contracts, cross-currency interest-rate swaps, and currency options (hereafter referred to as contracts) are held for purposes other than trading. Contracts held to hedge anticipated transactions are marked to market at each balance sheet date with resulting gains and losses recognized in earnings. Contracts that hedge recorded assets and liabilities are valued at the month-end exchange rate with resulting exchange gains and losses recognized in earnings, offsetting the respective losses and gains recognized on the underlying recorded exposure. Any premium or discount is amortized over the life of the contract. The carrying values of all contracts are generally reported with other current assets or other current liabilities. Gains or losses from currency transactions that are designated as hedges of currency net investments are classified as currency translation adjustments in shareholders' equity.

In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to record derivatives on the balance sheet as assets and liabilities measured at fair value. The accounting treatment of gains and losses resulting from changes in the value of derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. The company will adopt SFAS No. 133 as required, no later than January 1, 2001, and is currently assessing the impact of adoption on its consolidated financial statements.

ENVIRONMENTAL REMEDIATION LIABILITIES

The company accrues for environmental remediation liabilities when they are probable and reasonably estimable based on current law and existing technologies. The estimated liability is reduced to reflect the anticipated participation of other potentially responsible parties where such parties are considered solvent and it is probable that they will pay their respective share of relevant costs. The accruals are adjusted as further information develops or circumstances change. Costs of future expenditures do not reflect any claims for recoveries and are not discounted to their present value. Accruals for environmental liabilities are classified in the consolidated balance sheets primarily as other noncurrent liabilities.

STOCK BASED COMPENSATION

Employee stock options are accounted for pursuant to Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" (see Note 19 for SFAS No. 123 disclosures).

RECLASSIFICATIONS

Certain reclassifications have been made to conform prior periods' data to the current presentation.

MONSANTO MERGER AGREEMENT

On December 19, 1999, the company and Monsanto Company (Monsanto) announced they had entered into a definitive agreement to merge. The merger, subject to the approval of both companies' shareholders, is intended to be a tax-free reorganization accounted for as a pooling-of-interests. The expected completion of the merger in early 2000 will result in a restatement of financial statements to reflect the combined entities under pooling-of-interests accounting.

2 OTHER COMPREHENSIVE INCOME

Effective January 1, 1998, the company adopted SFAS No. 130, "Reporting Comprehensive Income." The statement establishes standards for reporting comprehensive income and its components. Comprehensive income is defined as all nonowner changes in equity and is equal to net earnings plus other comprehensive income (OCI). OCI for the company includes three components: changes in currency translation adjustments, unrealized gains and losses on available-for-sale securities, and minimum pension liability adjustments. The following table shows the changes in each OCI component. Reclassification adjustments represent items that are included in net earnings in the current period but previously were reported in OCI. To avoid double counting these items in comprehensive income, gains are subtracted from OCI, while losses are added.


                                                               TAX
FOR THE YEAR ENDED                              BEFORE       EXPENSE      NET OF
DECEMBER 31, 1999                                TAX       OR (BENEFIT)    TAX
--------------------------------------------------------------------------------
Currency translation adjustments                $(267)       $  --        $(267)
                                                -----        -----        -----
Unrealized investment gains                        36            6           30
 Less: reclassification adjustments
for gains realized in net earnings                 21            7           14
                                                -----        -----        -----
Net unrealized investment gains                    15           (1)          16
                                                -----        -----        -----
Minimum pension
 liability adjustments                            (32)         (17)         (15)
                                                -----        -----        -----
Other comprehensive (loss)                      $(284)       $ (18)       $(266)
                                                =====        =====        =====

FOR THE YEAR ENDED
DECEMBER 31, 1998
-----------------
Currency translation adjustments                $  51        $  (1)       $  52
                                                -----        -----        -----
Unrealized investment (losses)                    (52)         (20)         (32)
 Less: reclassification adjustments
 for gains realized in net earnings                24            8           16
                                                -----        -----        -----
Net unrealized investment (losses)                (76)         (28)         (48)
                                                -----        -----        -----
Minimum pension
 liability adjustments                            (33)         (12)         (21)
                                                -----        -----        -----
Other comprehensive (loss)                      $ (58)       $ (41)       $ (17)
                                                =====        =====        =====

                                                               TAX
FOR THE YEAR ENDED                               BEFORE       EXPENSE     NET OF
DECEMBER 31, 1997                                  TAX      OR (BENEFIT)   TAX
-----------------                                  ---      ------------   ---
Currency translation adjustments                 $(446)       $  --       $(446)
 Less: reclassification adjustments
for (losses) realized in net earnings
from the sales of subsidiaries                      (3)          --          (3)
                                                 -----        -----       -----
Net currency translation
 Adjustments                                      (443)          --        (443)
                                                 -----        -----       -----
Unrealized investment gains                         85           40          45
 Less: reclassification adjustments
for gains realized in net earnings                  23           13          10
                                                 -----        -----       -----
Net unrealized investment gains                     62           27          35
                                                 -----        -----       -----
Other comprehensive
 (loss) income                                   $(381)       $  27       $(408)
                                                 =====        =====       =====


3 RESTRUCTURING

During 1999, the company recorded $70 in merger and restructuring expenses which is comprised of $73 of merger and restructuring charges net of a $3 adjustment to the 1998 turnaround restructuring. The charge consisted of $16 in merger transaction costs such as fees for investment bankers, attorneys, accountants, and other costs to effect the merger with Sugen, all of which were paid during 1999. The charge also included costs pertaining to reorganizations that will result in the elimination of certain research and development (R&D) projects as well as the elimination of 375 employee positions, mainly impacting the prescription pharmaceutical segment and corporate and administrative functions. The objective of the restructuring is to eliminate duplicate functions and investments in R&D as well as reorganize the sales force based on anticipated future requirements of the company. The adjustment to the prior restructuring liabilities was attributable to lower than anticipated employee separation costs.

Employee separation benefits included in the 1999 charge are for elimination of positions in research and development of $26, corporate and administration of $18 and sales of $6. Project termination costs totaled $4 and asset write-downs totaled $3. During 1999, $3 was paid and charged against the liability. These amounts related to a portion of separation benefits for the approximately 50 employees severed prior to the end of the year. The company anticipates all activities associated with this restructuring to be substantially complete at the end of 2000. The remaining cash expenditures are expected during 2000 with some separation annuity payments being completed in 2001.

In 1997, the company announced a comprehensive turnaround program that resulted in restructuring charges during 1997 and 1998. The company structured the turnaround program in two phases reflecting management development and approval of plans. The turnaround program was initiated in the third quarter 1997 and was materially complete by December 31, 1999. The objectives of the turnaround program were to significantly rationalize infrastructure, establish a global headquarters in New Jersey, and eliminate duplicate resources in manufacturing, administration, and R&D. The turnaround program mainly affected the company's core pharmaceutical segments and corporate administration groups, with minor restructuring of businesses included in the "all other" grouping. In the third and fourth quarters of 1997, the company recorded phase one charges totaling $316. The second phase of the turnaround program was finalized in the fourth quarter of 1998, resulting in an additional restructuring charge of $92.

The charge of $92 recorded in 1998 was comprised of employee separation costs of $68; write-downs of fixed assets and abandoned manufacturing projects of $8; and other costs of $16.

The 1997 restructuring charge of $316, for the first phase of the turnaround program, primarily related to employee separation costs of $134; write-downs of fixed assets and abandoned manufacturing projects of $162; and other costs of $20.

The total restructuring charges for 1998 and 1997 included involuntary employee separation costs for 580 and 1,320 employees worldwide, respectively. The 1998 charge included elimination of positions in marketing and administration of $55, R&D of $9, and manufacturing of $4. These amounts included an adjustment of $16 of the phase one accruals, mainly attributable to lower employee separation costs and, to a lesser extent, changes in plan estimates. The 1997 charge included elimination of positions in marketing and administration of $81, R&D of $22, and manufacturing of $31. As of December 31, 1999, the company had paid $155 in severance costs in connection with the 1998 and 1997 charges. The remaining balance for employee separation costs related to the turnaround program was $44 at December 31, 1999 comprised mainly of charges related to the phase two charge and remaining annuity separation payments. The company expects some annuity payments to continue into 2001.

The 1998 and 1997 restructuring charges included asset write-downs for excess manufacturing, administration, and R&D facilities totaling $8 and $162, respectively. The 1998 amount included an adjustment of $15 of the phase one accruals, mainly attributable to changes in plan estimates, favorable outcomes on sales of facilities, and actual facility closure costs below the original estimates. At December 31, 1999, facilities presently being marketed had a net book value of $47. Fixed asset write-downs were based on appraisals less costs to sell.

Other costs included in the 1998 and 1997 restructuring charges of $16 and $20, respectively, were primarily comprised of canceled contractual lease obligations and other costs. Offsetting 1998 charges in this grouping was an adjustment of $6 related to all restructuring charges prior to 1997.

The following table displays a roll-forward of the liabilities for business restructurings from December 31, 1996 to December 31, 1999:


                                        EMPLOYEE
                                       SEPARATION
                                          COSTS           OTHER           TOTAL
                                          -----           -----           -----
Balance December 31, 1996                 $ 201           $  25           $ 226
Additions                                   134              20             154
Deductions                                 (182)            (25)           (207)
                                          -----           -----           -----
Balance December 31, 1997                   153              20             173
Additions                                    68              16              84
Deductions                                 (113)            (12)           (125)
                                          -----           -----           -----
Balance December 31, 1998                   108              24             132
                                          -----           -----           -----
Additions                                    50               4              54
Deductions                                  (67)            (17)            (84)
                                          -----           -----           -----

Balance December 31, 1999                 $  91           $  11           $ 102
                                          =====           =====           =====



4 INCOME TAXES

The provision for income taxes included in the consolidated statements of earnings consisted of:


YEARS ENDED DECEMBER 31                      1999           1998           1997
-----------------------                      ----           ----           ----
CURRENTLY PAYABLE:
U.S.                                        $  93          $  68          $  34
Non-U.S                                       348            432            429
                                            -----          -----          -----
Total currently payable                       441            500            463
                                            -----          -----          -----
DEFERRED:
U.S.                                          (62)           (46)           (14)
Non-U.S                                       (35)          (108)          (272)
                                            -----          -----          -----
Total deferred                                (97)          (154)          (286)
                                            -----          -----          -----
PROVISION FOR INCOME TAXES                  $ 344          $ 346          $ 177
                                            =====          =====          =====



Differences between the company's effective tax rate and the U.S. statutory tax rate were as follows:


PERCENT OF PRETAX INCOME                    1999           1998           1997
------------------------                    ----           ----           ----
Statutory tax rate                          35.0%          35.0%          35.0%
Lower rates in other
 jurisdictions, net                         (3.4)          (4.6)         (11.7)
Goodwill amortization and other
 non-deductible expenses                     2.4            3.1            7.2
Valuation allowances associated
with Sugen merger                            0.0            3.1           10.6
All other, net                              (4.0)          (1.2)          (0.4)
                                            ----           ----           ----
EFFECTIVE TAX RATE                          30.0%          35.4%          40.7%
                                            ====           ====           ====


The lower rates in other jurisdictions are principally attributable to manufacturing operations in jurisdictions subject to more favorable tax rates.

Deferred income taxes are in the consolidated balance sheets as follows:


                                           1999          1999           1998          1998
DECEMBER 31                               ASSETS      LIABILITIES      ASSETS      LIABILITIES
-----------                               ------      -----------      ------      -----------
Current                                  $   436        $    23       $   378        $    49
Noncurrent                               $   439        $   246       $   408        $   238
                                         -------        -------       -------        -------
Components of deferred taxes were:
 Property, plant and
  Equipment                              $    --        $   253       $    --        $   210
 Inventory                                   263             --           172             --
 Compensation and
  benefit plans                              187             45           194             60

 Swedish tax deferrals                        --             49            --             31
 Tax loss and tax credit
  Carryforwards                              386             --           307             --
 Environmental and product
  Liabilities                                 46             --            59             --
 Restructuring                                99             --           111             --
 Tax on unremitted earnings                   --            106            --            108
 All other                                   263             63           277             95
                                         -------        -------       -------        -------
Subtotal                                   1,244            516         1,120            504
Valuation allowances                        (122)            --          (117)            --
                                         -------        -------       -------        -------
Total deferred taxes                     $ 1,122        $   516       $ 1,003        $   504
                                         -------        -------       -------        -------
Net deferred tax assets                  $   606                      $   499
                                         =======        =======       =======        =======


Valuation allowances have been provided for certain deferred tax assets that are not likely to be realized. The changes in the valuation allowances were increases of $5, $34 and $13 for the years ended December 31, 1999, 1998 and 1997, respectively. The increases in the allowance during 1997 and 1998 were primarily due to certain tax credit carryforwards that were not likely to be realized as a result of the Sugen merger. The increase in the valuation allowance during 1999 was primarily attributable to certain tax credit carryforwards that were not likely to be realized.

Tax loss carryforwards of $203 have various expiration dates through 2018. At December 31, 1999, undistributed earnings of subsidiaries considered permanently invested, for which deferred income taxes have not been provided, were approximately $3,500.


5 SUGEN MERGER

On August 31, 1999, the company completed its merger with Sugen by exchanging approximately 10 million shares of its common stock for all of the common stock of Sugen. Each share of Sugen common stock was exchanged for .6091 of one share of Pharmacia & Upjohn common stock. In addition, terms on outstanding Sugen stock options, stock warrants, convertible debt, and warrants on convertible debt were changed to convert Sugen shares to P&U shares using the same exchange ratio.

The merger, a tax-free reorganization, was accounted for as a pooling of interests under APB Opinion No. 16. As a result, all prior period consolidated financial statements presented have been restated to include the combined results of operations, financial position, and cash flows of both companies as if Sugen had always been a part of P&U. There were no transactions between P&U and Sugen prior to the combination. Immaterial reclassifications were recorded to conform Sugen's financial statements to P&U's presentation.

The results of operations for the separate companies and the combined amounts presented in the consolidated financial statements for the period prior to the merger follow. The adjustment represents the tax benefit of Sugen's net operating loss that had been fully reserved for by Sugen.


                               SIX MONTHS ENDED
                                JUNE 30, 1999
                                -------------
Net Sales:
 Pharmacia & Upjohn                 $3,534
 Sugen                                  --
                                    ------

 Combined                           $3,534
                                    ------
Net income:
 Pharmacia & Upjohn                 $  437
 Sugen                                 (47)
 Adjustment                             14
                                    ------
 Combined                           $  404
                                    ======



6 BIOTECH AND NUTRITION DIVESTITURES

In December 1998, the company sold substantially all of its nutrition business to Fresenius AG for a loss of $52. To comply with antitrust regulations in Germany, operations there were not sold to Fresenuis. In the third quarter of 1999, the company completed the sale of the nutrition business in Germany to Baxter Deutschland GmbH for a gain. As of December 31, 1999, the closing of the sale of the operations in China was still pending regulatory approval.

In August 1997, the company merged its biotechnology supply business, Pharmacia Biotech, with Amersham Life Science, a division of Amersham International plc, in a noncash transaction that did not result in the recognition of a gain or loss. The merger created a new company, Amersham Pharmacia Biotech Ltd., of which Pharmacia & Upjohn owns 45 percent which is accounted for using the equity method. In 1999 and 1998, P&U recorded credits of $38 and $52 respectively, primarily representing the company's share of Amersham Pharmacia Biotech's pretax earnings. In 1997, the company recorded $79 in charges related to the Biotech merger and subsequent restructuring of the new company. Of this total, $36 consisted of transaction costs to effect the merger and a write-off of certain acquired research and development costs. The earnings statement effects of these events and activities are reported in "All other, net."


7 EARNINGS PER COMMON SHARE

Basic earnings per share is computed by dividing net earnings available to holders of common stock by the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed assuming the exercise of stock options and warrants, conversion of preferred stock and debt, and the issuance of stock as incentive compensation to certain employees. Under these assumptions, the weighted-average number of common shares outstanding is increased accordingly, and net earnings is adjusted by the after-tax interest effects of convertible debt and reduced by an incremental contribution to the Employee Stock Ownership Plan (ESOP). This contribution is the after-tax difference between (1) the income the ESOP would have received in preferred stock dividends and (2) the dividend on the common shares assumed to have been outstanding.


The following table reconciles the numerators and denominators of the basic and diluted earnings per share computations:


YEARS ENDED DECEMBER 31                            1999         1999         1998         1998        1997          1997
                                                  BASIC        DILUTED       BASIC       DILUTED      BASIC        DILUTED
EPS numerator:
Net earnings                                      $ 803        $ 803        $ 631        $ 631        $ 258        $ 258
Less: Preferred stock dividends, net of tax         (13)          --          (13)          --          (13)          --

Less: Interest effects on convertible
      instruments net of tax                         --           --           --            1           --           --
Less: ESOP contribution, net of tax                  --           (5)          --           (5)          --           (5)
                                                  -----        -----        -----        -----        -----        -----
Income available to common shareholders           $ 790        $ 798        $ 618        $ 627        $ 245        $ 253
                                                  -----        -----        -----        -----        -----        -----
EPS denominator:
Average common shares outstanding                   518          518          518          518          516          516
Effect of dilutive securities:
 Stock options and stock warrants                    --            6           --            5           --            3
 Convertible instruments and
         incentive compensation                      --           10           --           11           --           11
                                                  -----        -----        -----        -----        -----        -----
Total shares                                        518          534          518          534          516          530
                                                  -----        -----        -----        -----        -----        -----
EARNINGS PER SHARE                                $1.53        $1.49        $1.20        $1.17        $ .48        $ .48
                                                  =====        =====        =====        =====        =====        =====


8 ACCOUNTS RECEIVABLE AND INVENTORIES

The following table displays a roll-forward of allowances for doubtful trade accounts receivable for the three years ended December 31, 1999:

Balance December 31, 1996                                                 $  95
Additions - charged to expense                                               11
Deductions                                                                  (17)
                                                                          -----
Balance December 31, 1997                                                    89
Additions - charged to expense                                               43
Deductions                                                                  (29)
                                                                          -----
Balance December 31, 1998                                                   103
Additions - charged to expense                                               14
Deductions                                                                  (13)
                                                                          -----
Balance December 31, 1999                                                 $ 104
                                                                          =====


Inventories valued on the LIFO method had an estimated replacement cost (FIFO basis) of $660 at December 31, 1999, and $521 at December 31, 1998.


DECEMBER 31                                                1999            1998
-----------                                                ----            ----
Estimated replacement cost (FIFO basis):
Pharmaceutical and other finished products              $   474         $   558
Raw materials, supplies and work in process                 850             628
                                                        -------         -------
Inventories (FIFO basis)                                  1,324           1,186
Less reduction to LIFO cost                                (147)           (154)
                                                        -------         -------
Inventories                                             $ 1,177         $ 1,032
                                                        =======         =======



9 INVESTMENTS


DECEMBER 31                                                  1999           1998
-----------                                                  ----           ----
SHORT-TERM INVESTMENTS:
Available-for-sale:

Certificates of deposit                                      $ 38           $  5
Kingdom of Sweden debt instruments                             23            242
Corporate notes                                                15             15
U.S. Treasury securities and
  other U.S. Government obligations                            14              6
Corporate commercial paper                                     --             17
Other                                                           2              9
                                                             ----           ----
Total available-for-sale                                       92            294
Held-to-maturity                                                6             81
                                                             ----           ----
TOTAL SHORT-TERM INVESTMENTS                                 $ 98           $375
                                                             ====           ====


Amortized cost of short-term investments classified as available-for-sale approximates fair market value. Short-term investments classified as held-to-maturity consist primarily of bank certificates of deposit with amortized cost approximating fair market value.


                                                          UNREALIZED
                                                      -----------------    CARRYING
LONG-TERM INVESTMENTS                       COST      GAINS     (LOSSES)     VALUE
                                           -----      -----     --------   --------
DECEMBER 31, 1999 Available-for-sale:
Equity securities                           $184       $ 27       $ (6)       $205
Mortgage-backed securities--
 guaranteed by the U.S. Government           114         --         (1)        113
Other                                         16         --         --          16
                                            ----       ----       ----        ----
Total available-for-sale                     314         27         (7)        334
Held-to-maturity                                                                86
                                            ----       ----       ----        ----
TOTAL LONG-TERM INVESTMENTS                                                   $420
                                            ----       ----       ----        ----
DECEMBER 31, 1998
Available-for-sale:
Equity securities                           $164       $ 29       $(23)       $170
Mortgage-backed securities--
 guaranteed by the U.S. Government           144          4         --         148
                                            ----       ----       ----        ----
Total available-for-sale                     308         33        (23)        318
Held-to-maturity                                                               136
                                            ----       ----       ----        ----
TOTAL LONG-TERM INVESTMENTS                                                   $454
                                            ====       ====       ====        ====


The total of unrealized gains (net of deferred taxes) included in shareholders' equity amounted to $21 at December 31, 1999, compared to $5 and $53 at December 31, 1998 and 1997, respectively.

The proceeds realized from the sale of available-for-sale debt securities were $349, $254 and $942 for 1999, 1998 and 1997, respectively. Profits realized on these sales are recorded as interest income. During 1999, 1998 and 1997, the proceeds realized from the sale of available-for-sale equity securities amounted to $33, $53 and $4. Profits realized on these sales are recorded in "All other, net." Based on original cost, gains of $25, $24 and $23 were realized on all sales of available-for-sale securities in 1999, 1998 and 1997, respectively.


Long-term investments held-to-maturity are summarized as follows:

                                        1999        1999       1998         1998
                                        FAIR      AMORTIZED    FAIR       AMORTIZED
DECEMBER 31                             VALUE       COST       VALUE        COST
-----------                             -----       ----       -----        ----
Guaranteed by the
 U.S. Government                        $ 51        $ 51        $ 71        $ 71
Corporate notes                           30          30          --          --
Commonwealth of
 Puerto Rico debt
 Instruments                               5           5          35          35
Bank obligations:
 Certificates of Deposit                  --          --          10          10
 Other                                    20          20
                                        ----        ----        ----        ----
Long-term investments held
 to maturity                            $ 86        $ 86        $136        $136
                                        ====        ====        ====        ====


At December 31, 1999, long-term mortgage-backed securities available for sale had scheduled maturities ranging from 2001 to 2024. Scheduled maturities of long-term securities to be held to maturity were from 2000 to 2022.


10 PROPERTIES, NET

DECEMBER 31                                            1999               1998
-----------                                            ----               ----
Land                                                 $    73            $   100
Buildings and improvements                             1,819              1,872
Equipment                                              3,142              3,078
Construction in process                                  682                730
Less allowance for depreciation                       (2,432)            (2,546)
                                                     -------            -------
Properties, net                                      $ 3,284            $ 3,234
                                                     =======            =======


11 LINES OF CREDIT AND LONG-TERM DEBT

The company has committed borrowing facilities amounting to $1,000 that were unused as of December 31, 1999. The facilities are in amounts of $500 each and expire in 2000 and 2004, respectively. The facilities exist largely to support commercial paper borrowings in the U.S. and Europe. While there are no related compensating balances, the facilities are subject to various fees. The company also has uncommitted lines of credit amounting to $422 available with various international banks, of which $62 were used at December 31, 1999.

Long term debt consisted of the following:


DECEMBER 31                                                1999            1998
-----------                                                ----            ----
5.875% Notes due 2000                                     $ 200           $ 200
12.0% Senior Convertible Notes due 2002                      58              --
7.5% Industrial Revenue Bonds due 2023                       33              40
0.818-11.85% Italian Government Loans

 due 1999-2004                                               32              46
6.182-6.843% Medium-Term Notes due 1999                      --              80
Other                                                        35              28
Current maturities                                         (216)            (99)
                                                          -----           -----
TOTAL LONG-TERM DEBT                                      $ 142           $ 295
                                                          =====           =====


Current maturities of long-term debt are included with short-term debt in the consolidated balance sheets. Annual aggregate maturities of long-term debt during the next five years are: 2001--$19; 2002--$66; 2003--$13; 2004--$5; and,
2005--$39. The company has guaranteed $275 original principal amount of ESOP 9.79% notes due in 2004. At December 31, 1999, the balance of the guarantee was $218 of which $28 was classified as current. Principal payments that began in 1995 cause the recognition of compensation expense (see Note 18). Annual aggregate maturities of guaranteed debt through expiration are: 2001--$35; 2002--$44; 2003--$53; 2004--$58.

In March, the company, through its subsidiary, Sugen, facilitated a private placement of $28 in 12% Senior convertible notes. The notes are convertible into common stock and have a conversion price of $33.66 per share. In connection with the issuance of the debt, warrants were issued simultaneously which entitle the holder to an additional amount of notes with provisions similar to the master debt. At December 31, 1999, $3 of warrant notes remained unexercised.

Information regarding interest expense and weighted average interest rates follows:

YEARS ENDED DECEMBER 31                       1999          1998          1997
-----------------------                       ----          ----          ----
Interest cost incurred                        $ 81          $ 62          $ 64
Less: Capitalized on construction              (18)          (36)          (31)
                                              ----          ----          ----
Interest expense                              $ 63          $ 26          $ 33
                                              ----          ----          ----
Weighted average interest rate on
 short-term borrowings at end
 of period                                    7.04%         6.36%         7.27%
                                              ----          ----          ----


12 COMMITMENTS AND OTHER CONTINGENT LIABILITIES

Future minimum payments under noncancellable operating leases at December 31, 1999, approximately 85 percent real estate and 15 percent equipment, are as follows: 2000--$78; 2001--$56; 2002--$43; 2003--$39; 2004--$36 and later years--$156. Capital asset spending committed for construction and equipment but unexpended at December 31, 1999, was approximately $260.

The consolidated balance sheets include accruals for estimated product litigation and environmental liabilities. The latter includes exposures related to discontinued operations, including the industrial chemical facility and several sites which, under the Comprehensive Environmental Response, Compensation, and Liability Act, are commonly known as Superfund sites (see Note
13). The company's ultimate liability in connection with Superfund sites depends on many factors, including the number of other potentially responsible parties, the financial viability of those parties, and the remediation methods and technology to be used. Actual costs incurred may vary from the estimates given the inherent uncertainties in evaluating environmental exposures.

With regard to its discontinued industrial chemical facility in North Haven, Connecticut, the company soon may be required to submit a corrective measures study report to the U.S. Environmental Protection Agency (EPA). As the corrective action process progresses, it may become appropriate to reevaluate the existing reserves designated for remediation in light of changing circumstances. It is reasonably possible that a material increase in accrued liabilities will be required. It is not possible, however, to estimate a range of potential losses. Accordingly, it is not possible to determine what, if any, exposure exists at this time.


13 LITIGATION

The company is involved in a number of legal and environmental proceedings. These include a substantial number of product liability suits claiming damages as a result of the use of the company's products and administrative and judicial proceedings at several "Superfund" sites. The company has successfully settled or otherwise resolved most of the Superfund sites where it has had some alleged connection.

While it is not possible to predict or determine the outcome of legal actions brought against the company, or the ultimate cost of environmental matters, the company continues to believe that any potentially unaccrued costs and liabilities associated with such matters will not have a material adverse effect on the company's consolidated financial position. Unless there is a significant deviation from the historical pattern of resolution of these issues, there should not be a material adverse effect on the company's consolidated financial position, its results of operations or liquidity.

The company has been a party along with a number of other defendants (both manufacturers and wholesalers) in several federal civil antitrust lawsuits, which were consolidated and transferred to the Federal District Court for the Northern District of Illinois. These suits, brought by independent pharmacies and chains, generally allege unlawful conspiracy, price discrimination and price fixing and, in some cases, unfair competition. These suits specifically allege that the company and the other named defendants violated the following: (1) the Robinson-Patman Act by giving substantial discounts to hospitals, nursing homes, mail-order pharmacies and health maintenance organizations ("HMOs") without offering the same discounts to retail drugstores, and (2) Section I of the Sherman Antitrust Act by entering into illegal vertical combination with other manufacturers and wholesalers to restrict certain discounts and rebates so they benefited only favored customers.

The Federal District Court for the Northern District of Illinois certified a national class of retail pharmacies in November 1994. The company announced in 1998 that it reached a settlement with the plaintiffs in the federal class action case for $103 that was paid during the first quarter of 1999. Similar actions by proposed retailer classes have been filed in the state courts of Alabama, California, Minnesota, Mississippi, and Wisconsin. Twenty-three class action lawsuits seeking damages based on the same alleged conduct have been filed in 18 states and the District of Columbia. The plaintiffs claim to represent consumers who purchased prescription drugs in those jurisdictions and one other state. Two of the lawsuits have been dismissed. Fifteen have been settled. The company believes that any potential remaining liability above amounts accrued will not have a material adverse effect on the company's consolidated financial position, its results of operations, or liquidity.

14 CURRENCY RISK MANAGEMENT

The company is exposed to currency exchange rate fluctuations related to certain intercompany and third party transactions, primarily intercompany sales from Sweden and Italy to other European countries, the U.S. and Japan. The exposures and related hedging programs are managed centrally using forward currency contracts, cross-currency swaps and currency options to hedge a portion of both net recorded currency transaction exposures on the balance sheet as well as net anticipated currency transactions. The company also has hedged part of its net investment in Japan. Financial instruments for trading purposes are neither held nor issued by the company.

The company's program to hedge net anticipated currency transaction exposures is designed to protect cash flows from potentially adverse effects of exchange rate fluctuations. At December 31, 1999, the contract amount of the company's outstanding contracts used to hedge net transaction exposure was $658. The aggregate net transaction gains and losses included in net income for the years ended December 31, 1999, 1998 and 1997 related to foreign currency transaction hedges was $3, $15, and $18, respectively. During 1999, several European countries began using the euro. This reduces the number of currencies in which contracts are denominated. Of the total amount of contracts held by the company, euro-denominated against the U.S. dollar and Swedish krona were 17 percent and 10 percent. U.S. dollar denominated contracts were 19 percent, 6 percent were denominated in Japanese yen, and 5 percent were denominated in various other currencies all against the Swedish krona. Of the remaining contracts held by the company, 36 percent were in U.S. dollars and 7 percent were in euro against various other currencies in non-significant concentrations.

Gains and losses on hedges of intercompany loans and deposits offset the currency exchange gains and losses of the underlying loans and deposits. At December 31, 1999, the contract amount of forward exchange and currency swap contracts held for balance sheet financial exposure hedging program was $620. Of these contracts, 75 percent were denominated in U.S. dollars and against Japanese yen (47 percent), European currencies (11 percent), and various other currencies (17 percent). Euro denominated contracts amounted to 16 percent of the total and were against various non-concentrated currencies. The remaining contracts denominated in other currencies amounted to 9 percent and were against the Swedish krona and the Japanese yen.

Because the contract amounts are stated as notional amounts, the amount of contracts disclosed above is not a direct measure of the exposure of the company through its use of derivatives. These contracts generally have maturities that do not exceed twelve months and require the company to exchange currencies at agreed-upon rates at maturity. The counterparties to the contracts consist of a limited number of major international financial institutions. The company does not expect any losses from credit exposure.


15 FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of the company's financial instruments were as follows:


                                      1999            1999           1998           1998
                                    CARRYING          FAIR         CARRYING         FAIR

DECEMBER 31                          AMOUNT           VALUE         AMOUNT          VALUE
-----------                          ------           -----         ------          -----
FINANCIAL ASSETS:
 Short-term investments              $    98        $    98        $   375        $   375
 Long-term investments                   420            420            454            454
 Forward currency
  exchange contracts
  Hedges of loans and deposits           (27)           (27)            (7)            (7)
  Hedges of anticipated
   Transactions                           (2)            (2)           (13)           (13)
 Currency/Interest Swaps
  Hedges of loans and deposits            (3)            (3)            --             --
FINANCIAL LIABILITIES:
 Short-term debt                       1,212          1,212            332            332
 Long-term debt                          142            155            295            305
 Guaranteed ESOP debt                $   190        $   200        $   218        $   241
                                     =======        =======        =======        =======


Because maturities are short-term, fair value approximates carrying amount for cash and cash equivalents, short-term investments, accounts receivable, short-term debt, and accounts payable. Fair values of forward exchange and currency swap contracts, long-term investments, long-term debt, and guaranteed ESOP debt were estimated based on quoted market prices for the same or similar instruments or on discounted cash flows.


16 CONCENTRATIONS OF CREDIT RISK

The company invests excess cash in deposits with major banks throughout the world and in high quality short-term liquid debt instruments. Such investments are made only in instruments issued or enhanced by high quality institutions. At December 31, 1999, the company had no financial instruments that represented a significant concentration of credit risk. The amounts invested in a single institution are limited to minimize risk. The company has not incurred credit risk losses related to these investments.

The company sells a broad range of pharmaceutical products to a diverse group of customers operating throughout the world. In the U.S. and Japan, the company makes substantial sales to relatively few large wholesale customers. Credit limits, ongoing credit evaluation, and account monitoring procedures are utilized to minimize the risk of loss. Collateral is generally not required.


17 SHAREHOLDERS' EQUITY

PREFERRED STOCK
The Series A Convertible Perpetual Preferred Stock is held by the Employee Stock Ownership Trust (ESOP Trust). The per-share stated value is $40,300.00 and the preferred stock ranks senior to the company's common stock as to dividends and liquidation rights. Each share is convertible, at the holder's option, into 1,450 shares of the company's common stock and has voting rights equal to 1,450 shares of common stock. The company may redeem the preferred stock at any time after July 20, 1999, or upon termination of the ESOP at a minimum price of $40,300.00 per share. Dividends, at the rate of 6.25 percent, are cumulative, paid quarterly, and charged against retained earnings.


COMMON STOCK

The number of common shares outstanding at December 31, 1999, 1998, and 1997 was 519,667,495; 518,119,813; and 516,558,279, respectively. On a per-share basis, dividends were declared on common stock at a rate of $1.08 in 1999, 1998 and 1997. Common stock dividends payable were $141 and $137 at December 31, 1999 and 1998, respectively.

CAPITAL IN EXCESS OF PAR VALUE
Amounts of paid-in capital that exceed the par value ($.01 per share) of the company's common stock are recorded in this account. The tax benefit related to the exercise of certain stock options reduces income taxes payable and is reflected as capital in excess of par. Offsetting this is the difference between the cost of treasury shares and cash received for them, if any, when used to satisfy stock option exercises and other employee stock awards.

ESOP-RELATED ACCOUNTS
The company holds a note receivable from the ESOP Trust that matures on February 1, 2005; bears interest at 6.25 percent; and may be added to or repaid, in whole or in part, at any time. Accrued interest at the end of any calendar year is added to the note principal. At December 31, 1999, the note principal balance was $66. Also, upon recognition of the company's guarantee of the debt of the ESOP Trust, an offsetting amount was recorded in shareholders' equity. As guaranteed debt is repaid, this amount diminishes correspondingly (see Notes 11 and 18). Also, to the extent the company recognizes expense more rapidly than the corresponding cash contributions are made to the Trust, this account is reduced. The balance in this account at December 31, 1999, was $182.

TREASURY STOCK
The balance at December 31, 1999 and 1998 was $2 and $35, respectively, carried at cost.

ACCUMULATED OTHER COMPREHENSIVE INCOME
Accumulated other comprehensive income reflects the cumulative balance of the following: (1) currency translation adjustments, the adjustments of translating the financial statements of non-U.S. subsidiaries from local currencies into U.S. dollars (see Note 1); (2) unrealized gains and losses on investments categorized as available-for-sale, net of deferred taxes and reclassifications (see Note 2); and (3) minimum pension liability adjustments, net of deferred tax (see Notes 2 and 20).

WARRANTS
Certain warrants to purchase shares of common stock were issued in connection with the Senior Custom Convertible notes, certain collaboration agreements, and various license, facility and equipment lease financing arrangements. Warrants to purchase 209,987 shares were outstanding at December 31, 1999 with exercise prices and expirations ranging between $25.35 and $35.81 and September 2000 and April 2004, respectively.

SHAREHOLDER PROTECTION RIGHTS PLAN
In February 1997, the Board of Directors approved a shareholder protection rights plan, declaring a dividend of one right for each share of the company's common stock outstanding on or after March 7, 1997. Exercisable 10 days after any person or group acquires 15 percent or more or commences a tender offer for 15 percent or more of the company's common stock, the rights entitle holders to effectively purchase a specified amount of the company's common stock at an exercise price equal to half of its market value. The rights are redeemable for $.01 per right and have a life of 10 years, unless redeemed earlier by the company. In lieu of cash payment, the company has the option to exchange stock for rights unless the acquiring person acquires more than 50 percent of the company's common stock.


18 EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

The ESOP, created in 1989, is a funding vehicle for the Employee Savings Plan covering essentially all active U.S. employees. As the ESOP Trust makes debt principal and interest payments, a proportionate amount of preferred stock is released for allocation to plan participants. The preferred shares are allocated to participants' accounts based upon their respective savings plan contributions and the dividends earned on their previously allocated preferred shares. As of December 31, 1999, 2,097 preferred shares had been released and allocated; 383 shares were released but unallocated; and 4,212 shares remained unreleased, of which 61 shares are committed to be released. Shares released during 1999, 1998 and 1997 were 421, 391 and 346, respectively.

Under the agreement whereby the company guaranteed third-party debt of the ESOP Trust, the company is obligated to provide sufficient cash annually to the Trust to enable it to make required principal and interest payments. The company satisfies this annual cash flow requirement through payment of dividends on all preferred shares outstanding, loans and cash contributions. The company has fully and unconditionally guaranteed the ESOP Trust's payment obligations whether at maturity, upon redemption, upon declaration of acceleration, or otherwise. The holders of the debt securities have no recourse against the assets of the ESOP Trust except in the event that the Trust defaults on payments due and the company also fails to make such payments. In that event, the holders may have recourse against unallocated funds held by the Trust. At December 31, 1999, assets of the ESOP trust consisted primarily of $270 of Pharmacia & Upjohn, Inc., Series A Convertible Perpetual Preferred Stock.

ESOP expense is determined by a formula that apportions debt service to each year of the plan based on shares allocated to participants and deducts dividends paid on all preferred stock held by the trust. ESOP expense represents a fringe benefit and, as such, it attaches to payroll costs that comprise a portion of all functional expense captions in the earnings statement.

Key measures of the ESOP are presented in the table that follows.

YEARS ENDED DECEMBER 31
DOLLARS IN MILLIONS                               1999         1998         1997
-------------------                               ----         ----         ----
Interest expense of ESOP Trust                     $25          $27          $28
Dividend income of ESOP Trust                       17           17           18
Company contribution to
 ESOP Trust                                         22           18           12
Company ESOP expense (net)                         $14          $13          $14
                                                   ===          ===          ===


19 STOCK COMPENSATION

Incentive and nonqualified stock options are granted to certain employees. Options granted in 1999 have a ten-year term and vest at the end of three years or vest pro rata over three years. All options have an exercise price equal to the market value of the underlying stock at date of grant. Since the company has elected the disclosure-only alternative under SFAS No. 123 and continues to account for stock options per the terms of APB No. 25, no compensation expense is recognized in earnings.

Upon a stock-for-stock exercise of an option, an active employee will receive a new, nonqualified "reloaded" option at the then-current market price for the number of shares surrendered to exercise the option. The "reloaded" option will have an exercise term equal to the remaining term of the original exercised option.

Information concerning option activity and balances follows:


                                                  WEIGHTED AVERAGE        NUMBER
                                                   EXERCISE PRICE        OF SHARES
                                                     PER SHARE             (000)
                                                     ---------             -----
Balance outstanding, December 31, 1996                $27.22              13,089
Granted                                                35.66               4,879
Exercised                                              22.63              (1,681)
Canceled                                               33.45                (236)
                                                      ------              ------
Balance outstanding, December 31, 1997                 30.18              16,051
Granted                                                39.51              10,285
Exercised                                              28.44              (4,313)
Canceled                                               38.02                (683)
                                                      ------              ------
Balance outstanding, December 31, 1998                 34.78              21,340
Granted                                                54.63               9,188
Exercised                                              27.27              (3,992)
Canceled                                               45.10                (731)
                                                      ------              ------
BALANCE OUTSTANDING, DECEMBER 31, 1999                $42.72              25,805
                                                      ======              ======


COMPOSITION OF THE                   WEIGHTED              WEIGHTED
DECEMBER 31, 1999 BALANCE:            AVERAGE               AVERAGE            NUMBER
OPTIONS HAVING A                     REMAINING           EXERCISE PRICE       OF SHARES
PER-SHARE EXERCISE PRICE OF:           LIFE                PER SHARE            (000)
----------------------------           ----                ---------            -----
$  .62--19.49                        3.11 years           $    15.89              622
$19.50--29.99                        3.62 years                23.77            2,903
$30.00--39.99                        6.44 years                37.09            6,371
$40.00--49.99                        7.65 years                41.59            6,889
$50.00--59.99                        8.66 years                55.39            8,871
$60.00--65.38                        6.46 years                62.64              149
                                     ----------                -----            -----


As of December 31, 1999, 1998 and 1997, the company had exercisable options of 11,296,000, 11,813,000 and 11,392,000, respectively, with weighted average exercise prices of $35.00, $36.65 and $28.39, respectively.

Had the company elected to measure stock compensation using the fair value of the awards at grant date under the provisions of SFAS No. 123, the company's net income and diluted earnings per share would have been reduced by approximately $55 or $.11 per share for 1999, $47 or $.09 per share for 1998, and $42 or $.08 per share for 1997. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 1999,

1998 and 1997, respectively: dividend yield of 1.98, 2.70, and 2.83 percent; volatility of 24.8, 24.0, and 21.0 percent; risk-free interest rate of 6.64, 4.72, and 5.45 percent; and an expected life of 5.0, 5.1, and 5.3 years.


20 RETIREMENT BENEFITS

The company has various pension plans covering substantially all employees. Benefits provided under the defined benefit pension plans are primarily based on years of service and the employee's compensation. The company also provides nonpension benefits to eligible retirees and their dependents, primarily in the form of medical and dental benefits. The following tables summarize the changes in benefit obligations and plan assets during 1998 and 1999.


                                                                      OTHER RETIREMENT
                                        PENSION BENEFITS                  BENEFITS
CHANGE IN BENEFIT OBLIGATION:         1999           1998           1999           1998
-----------------------------         ----           ----           ----           ----
Benefit obligation at
 beginning of year                  $ 1,455        $ 1,394        $   406        $   393
Service cost                             59             56             10             10
Interest cost                            93             91             28             27
Benefits paid                          (211)          (133)           (27)           (19)
Actuarial (gain) loss                    46             53             10            (10)
Plan amendment and other
 Adjustments                              3            (14)             1              5
Currency exchange effects                 1              8             --             --
                                    -------        -------        -------        -------
BENEFIT OBLIGATION AT
 END OF YEAR                        $ 1,446        $ 1,455        $   428        $   406
                                    =======        =======        =======        =======



CHANGE IN PLAN ASSETS:               1999           1998           1999           1998
----------------------               ----           ----           ----           ----
Fair value of plan assets
 at beginning of year              $ 1,477        $ 1,387        $   211        $   170
Actual return on plan assets           209            184             41             40
Employer contribution                   45             38             26             18
Benefits paid                         (211)          (133)           (27)           (19)
Other adjustments                        2             (5)             1              2
Currency exchange effects                5              6             --             --
                                    -------        -------        -------        -------
FAIR VALUE OF PLAN ASSETS AT
 END OF YEAR                       $ 1,527        $ 1,477        $   252        $   211
                                   =======        =======        =======        =======



AT DECEMBER 31,                         1999         1998         1999         1998
---------------                         ----         ----         ----         ----
Funded status                          $  81        $  22        $(176)       $(195)
Unrecognized net actuarial
 (gains) losses                          (62)         (11)        (115)        (115)
Unamortized net transition asset         (31)         (45)          --
Unrecognized prior service cost           38           41          (29)         (34)
                                       -----        -----        -----        -----
PREPAID (ACCRUED) BENEFIT COST         $  26        $   7        $(320)       $(344)
                                       =====        =====        =====        =====

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were, $411, $346, and $118 as of December 31, 1999, and $346, $291, and $90 as of December 31, 1998, respectively. The benefit obligation and fair value of plan assets for benefit plans with obligations in excess of plan assets were, $839 and $371 as of December 31, 1999, and $752 and $301 as of December 31, 1998, respectively.

                                                                OTHER RETIREMENT
                                       PENSION BENEFITS             BENEFITS
AT DECEMBER 31,                       1999         1998         1999         1998
---------------                       ----         ----         ----         ----
Total accrual balances               $(254)       $(221)       $(320)       $(344)
Total prepaid balances                 204          190           --           --
Minimum pension liability
 offsets:
 Intangible assets                      11            5           --           --
 Shareholders' equity
  (pretax)                              65           33           --           --
                                     -----        -----        -----        -----
PREPAID (ACCRUED) BENEFIT COST       $  26        $   7        $(320)       $(344)
                                     =====        =====        =====        =====



WEIGHTED-AVERAGE ASSUMPTIONS
AS OF DECEMBER 31,                           1999           1998           1997
------------------                           ----           ----           ----
Discount rate                                6.86%          6.66%          6.95%
Salary growth rate                           3.67           3.68           4.20
Return on plan assets                        9.53           9.21           9.27
Health care cost rate -- initially           5.62           5.83           6.33
     trending down to                        5.00           5.00           5.00
                                             ====           ====           ====


The consolidated net expense amounts in the following table are exclusive of curtailments, settlements, and termination benefit costs associated with restructurings. Net amounts of $4 and $5 before tax were recorded in 1998 and 1997, respectively, within restructuring charges.


                                                       PENSION BENEFITS                  OTHER RETIREMENT BENEFITS
COMPONENTS OF NET PERIODIC BENEFIT COST:        1999         1998         1997         1999         1998         1997
Service cost                                   $  59        $  56        $  52        $  10        $  10        $   9
Interest cost                                     93           91           90           28           27           26
Expected return on plan assets                  (120)        (109)        (102)         (20)         (15)         (12)
Amortization of transition amount                 (8)          (9)          (9)          --           --           --
Amortization of prior service cost                 4            5            4           (3)          (3)          (4)
Recognized actuarial loss (gain)                   3            3            4           (4)          (2)          (1)
                                               -----        -----        -----        -----        -----        -----
Net periodic benefit cost                         31           37           39           11           17           18
Settlement/curtailment loss (gain)                 3           (3)          --           --           --           --
                                               -----        -----        -----        -----        -----        -----

NET BENEFIT COST                               $  34        $  34        $  39        $  11        $  17        $  18
                                               =====        =====        =====        =====        =====        =====


The assumption concerning health care cost trend rate has a significant effect on the amounts reported. Increasing the rate by one percentage point in each year would increase the postretirement benefit obligation as of December 31, 1999, by $55 and the total of service and interest cost components of net postretirement benefit cost for the year by $6. Conversely, decreasing the rate by one percentage point in each year would decrease the postretirement benefit obligation as of December 31, 1999, by $49 and the total of service and interest cost components of net postretirement benefit cost for the year by $5.

The company has recorded an additional minimum liability of $75 for underfunded plans at December 31, 1999. This liability represents the amount by which the accumulated benefit obligation exceeds the sum of the fair market value of plan assets and accrued amounts previously recorded. An intangible asset ($10) to the extent of previously unrecognized prior service cost offsets the additional liability. The remaining amount ($65) is recorded, net of tax benefits, as a reduction to shareholders' equity within accumulated other comprehensive income.


21 SEGMENT INFORMATION

The company's core business is the development, manufacture and sale of pharmaceutical products. This business is organized in two segments, prescription pharmaceutical and consumer health care. The prescription pharmaceutical segment includes general therapeutics, ophthalmology and hospital products including oncology, and diversified therapeutics. The consumer health care segment consists of self-medication products that are available to consumers over the counter without a prescription. This segment includes product line extensions of key prescription drugs, plus products to treat tobacco dependency.

The remaining operating units include animal health, diagnostics, nutrition, plasma, pharmaceutical commercial services and biotechnology. Due to the size of these operating segments, they have been included in an "all other" grouping. Animal health produces and markets both pharmaceuticals and feed additives for livestock and pets. Diagnostics provides services to identify specific allergies in people. Nutrition sells food replacement products, primarily to hospitals. Plasma is a therapeutic area that prepares and markets products derived from blood plasma. Pharmaceutical commercial services develops, manufactures and markets certain bulk pharmaceutical chemicals and selected high-technology and specialty chemicals. Biotechnology primarily represents minority equity positions in biotechnology joint ventures that manufacture and market reagents, chemicals, and systems for biotechnology companies and academic research laboratories.

The following tables show revenues and expenses for the company's operating segments and reconciling items necessary to total to the amounts reported in the consolidated financial statements. Information about segment assets, interest income and expense, and income taxes is not provided on a segment level as the segments are reviewed based on operating income. Corporate support functions and restructuring charges also are not allocated to segments. There are no inter-segment revenues. Depreciation is not available on a segmental basis.

During the fourth quarter of 1999, the company realigned the internal management organization of the company's operating segments and have appropriately reflected this change in the reportable segments presented.


SEGMENTS FOR YEAR ENDED DECEMBER 31, 1999:

                                          PRESCRIPTION          CONSUMER
                                             PHARMA-             HEALTH               ALL            RECONCILING
                                             CEUTICAL             CARE               OTHER              ITEMS              TOTALS
                                             --------             ----               -----              -----              ------
Net sales                                    $ 5,499             $   683            $ 1,071            $    --             $ 7,253
                                             -------             -------            -------            -------             -------
Earnings from equity
    affiliates                               $    --             $    --            $    35            $    --             $    35
                                             -------             -------            -------            -------             -------
Amortization expense                         $    17             $     3            $     6            $    79             $   105
                                             -------             -------            -------            -------             -------
Operating income (loss)
    before corporate                         $ 1,073             $   139            $   311            $   (90)            $ 1,433
Corporate and all other                                                                                                       (286)
                                             -------             -------            -------            -------             -------
Earnings before taxes                                                                                                      $ 1,147





SEGMENTS FOR YEAR ENDED DECEMBER 31, 1998

                                           PRESCRIPTION        CONSUMER
                                              PHARMA-            HEALTH               ALL           RECONCILING
                                              CEUTICAL            CARE               OTHER              ITEMS              TOTALS
                                              --------            ----               -----              -----              ------
Net sales                                    $ 4,752             $   683            $ 1,323            $    --             $ 6,758
                                             -------             -------            -------            -------             -------
Earnings from equity
    affiliates                               $     1             $    --            $    56            $    --             $    57
                                             -------             -------            -------            -------             -------
Amortization expense                         $    15             $     6            $    11            $    80             $   112
                                             -------             -------            -------            -------             -------
Operating income (loss)
    before corporate                         $   984             $   111            $   324            $  (171)            $ 1,248
Corporate and all other                                                                                                       (271)
                                             -------             -------            -------            -------             -------
Earnings before taxes                                                                                                      $   977




SEGMENTS FOR YEAR ENDED DECEMBER 31, 1997

                                               PRESCRIPTION        CONSUMER
                                                  PHARMA-           HEALTH             ALL            RECONCILING
                                                 CEUTICAL            CARE              OTHER              ITEMS              TOTALS
Net sales                                        $ 4,370            $   642           $ 1,574            $    --            $ 6,586
                                                 -------            -------           -------            -------            -------
Earnings (loss) from equity
    investments                                        5                 --               (73)                --                (68)
                                                 -------            -------           -------            -------            -------
Amortization expense                                  13                  5                11                 87                116
                                                 -------            -------           -------            -------            -------
Operating income (loss)
    before corporate                             $   765            $   119           $   192            $  (125)               951
Corporate and all other                                                                                                        (516)
                                                 -------            -------           -------            -------            -------
Earnings Before Taxes                                                                                                         $ 435

The reconciling item for amortization expense represents goodwill amortization resulting from acquisitions by Pharmacia AB prior to the 1995 merger with The Upjohn Company. In addition to amortization, unallocated noncorporate general and administrative expenses are included in the reconciling item for operating income (loss) before corporate. Corporate and all other amounts represent general and administrative expenses of corporate support functions, corporate items such as restructuring charges and litigation accruals, and nonoperating income and expenses.

The company's products are sold throughout the world to a wide range of customers including pharmacies, hospitals, chain warehouses, governments, physicians, wholesalers, and other distributors. No single customer accounts for 10 percent or more of the company's consolidated sales.

The top selling 20 products in 1999 represent approximately 59 percent of total sales with no one product constituting more than 7 percent of total sales. The following table shows the company's sales geographically. U.S. exports to third-party customers are less than 10 percent of U.S. sales.


GEOGRAPHIC SALES FOR YEARS ENDED DECEMBER 31                    1999              1998
--------------------------------------------                    ----              ----
Sales to customers in:
United States                                                 $2,915            $2,498
Japan                                                            738               565
Italy                                                            430               461
Germany                                                          389               412
United Kingdom                                                   329               352
Sweden                                                           257               284
France                                                           274               275
Spain                                                            172               168
Rest of the world                                              1,749             1,743
                                                              ------            ------
TOTAL SALES                                                   $7,253            $6,758
                                                              ======            ======


Long-lived assets include property, plant and equipment, goodwill and other intangibles, all net of depreciation or amortization.


LONG-LIVED ASSETS, DECEMBER 31                                 1999              1998
------------------------------                                 ----              ----
United States                                                 $2,104            $1,840
Sweden                                                           971               995
Italy                                                            386               443
Japan                                                             90               186
United Kingdom                                                   103               133
Ireland                                                          122               123
Rest of the world                                                635               752
                                                              ------            ------
TOTAL LONG-LIVED ASSETS                                       $4,411            $4,472
                                                              ======            ======